MATTERS SUBMITTED TO A VOTE OF SHAREHOLDERS
RESULTS OF SHAREHOLDER MEETING
July 27, 2006
(Unaudited)

 At a special meeting of shareholders of Phoenix Nifty Fifty Fund (the "Fund") held on July 27, 2006, shareholders voted on the following proposals:

1.	To approve an Investment Advisory Agreement between Phoenix
Investment Counsel, Inc. ("PIC")
       and Phoenix Investment Trust 06, on behalf of Phoenix Nifty Fifty Fund (Proposal 1).

2.	To approve a Subadvisory Agreement between PIC and Harris Investment
Management, Inc. for Phoenix Nifty Fifty Fund (Proposal 2).


Number of Eligible Units Voted:

     For            Against              Abstain

1.	Approve new Investment Advisory Agreement
    for Phoenix Nifty Fifty Fund...

.......1,122,614      72,010           46,193

2.     Approve new Subadvisory Agreement
    for Phoenix Nifty Fifty Fund.

.....1.117,944        68,594            54,278


Proposals 1 and 2 were not approved by shareholders.